centrica

082-04518

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	26 May, 2009
Fax:	001 202 772 9207		SUPPL
From:	Secretariat	**No. of pages**	4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

[redacted]

09046276

RECEIVED
2009 MAY 28 A 11:30

dlw 6/1

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone +44 (0)1753 494000
Facsimile +44 (0)1753 431019
www.centrica.com

26 May 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

26 May 2009

Centrica plc (the Company)
Directors/PDMR shareholding

1. Exercise of Executive Share Options (ESOS) and sale of shares

On 22 May 2009, Anne Minto exercised 1,271,943 options that had been awarded to her in April 2002, March 2003, March 2004 and April 2005 under the Executive Share Option Scheme (ESOS). After shares were sold to satisfy the payment of the exercise prices of 200.12p, 130.50p, 199.36p and 203.55p, income tax at 40% and National Insurance at 1%, the balance of 196,852 shares was sold on behalf of Ms Minto. All of the above share transactions were carried out on 22 May 2009 at a price of 244.0226p.

2. Purchase of Shares

On 22 May 2009, Paul Rayner, a Non-Executive Director of the Company, purchased 20,000 shares at a price of 244.339p per share.

The Company was notified of the transaction on 26 May 2009. His total interest in shares following this transaction is 26,875 shares (0.0005% of the issued share capital).

3. Sale of Shares

On 26 May 2009, Grant Dawson, a PDMR of the Company, sold 200,000 shares at a price of 240.115p per share.

The Company was notified of the transaction on 26 May 2009. His total interest in shares following this transaction is 450,563 shares (0.0088% of the issued share capital).

4. Deferred and Matching Share Scheme (DMSS) - share acquisitions and conditional allocations

On 26 May 2009, the trustee of the DMSS purchased a total of 272,918 Centrica ordinary shares of 6 $^{14}/_{81}$ pence each at 242.75p and made conditional awards of matching shares to Executive Directors and PDMRs, as detailed below.

Executive Directors[1]	Total number of shares acquired in DMSS[2]	Total number of conditional matching shares held[3, 4]	Total beneficial interest in shares following the awards[5]
Mark Hanafin[6]	75,698	256,603	113,519
Sam Laidlaw	98,207	332,905	930,752
Nick Luff	54,743	185,569	509,010
PDMRs			
Catherine May	12,358	41,891	80,792
Anne Minto	25,440	86,237	428,466
Chris Weston	44,292	150,142	461,749

[1] Operation of the scheme in April 2009 was limited to the acquisition of deferred shares and allocation of deferred matching shares due to a market enforced prohibited period during which

members of the Board were prohibited from dealing in Centrica shares including the acquisition of investment shares and allocation of investment matching shares. In accordance with the rules of the scheme, the performance period for all shares acquired under the DMSS 2009 will run from April 2009 until April 2012.

[2] A percentage of gross bonus (before the deduction of income tax and National Insurance contributions) was automatically deferred and invested in Centrica shares in April 2009. Participants subsequently had the opportunity to make a further investment, funded from net annual performance bonus, so that the maximum total investment (on a gross basis) was 50% of the individual's maximum bonus entitlement for 2008. Sam Laidlaw, the other Executive Directors and PDMRs were subject to 40%, 30% and 20% deferral of gross bonus, respectively.

[3] The calculation of the conditional matching shares was made on a gross basis. Investment shares are grossed up for the calculation of the matching shares so that the deferred and investment shares are matched on the same basis.

[4] The number of matching shares that vest will be determined on a straight-line basis over a three-year period. The maximum two for one match will be achieved for economic profit growth of 25% or more with zero matching for no growth, measured on a point to point basis.

[5] This does not include DMSS conditional and matching shares and other conditional awards under Centrica's share schemes.

[6] Mark Hanafin also transferred shares into the scheme that he already held, such that the total value of the investment as calculated on the basis set out in Note 2 above was equal to 30% of his maximum bonus opportunity had he been employed with the Company for the whole of 2008.

Enquiries:
Centrica Media Relations: 0845 072 8001
Centrica Investor Relations: 01753 494900